CUSIP NO: 00507P102	Schedule 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)

Actrade Financial Technologies Ltd.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

00507P102

(CUSIP Number)

Elchanan Maoz
Everest Special Situations Fund L.P.
Rubinstein House
20 Lincoln St., Tel Aviv 67134, Israel
Tel: 00972-3-5621828; Fax: 00972-3-5621829

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

07.17.03

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 00507P102	Schedule 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Everest Special Situations Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
5	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,176,699
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,176,699
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,176,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
13	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer.
This statement relates to shares of common stock, par value $.0001, of Actrade Financial Technologies Ltd. (hereinafter: “the issuer”).

CUSIP NO: 00507P102	Schedule 13D

The issuer’s principal executive office is located at 7 Penn Plaza Suite 422, New York, NY 10001.

Item 2. Identity and Background.

(a)	This statement is being filed by Everest Special Situations Fund L.P. (hereinafter: “Everest L.P”).

(b)	The business address of Everest L.P. is Rubinstein house, 20 Lincoln St., Tel Aviv, Israel 67134.

(c)	Everest L.P. is an investment partnership, formed under the laws of Delaware. Everest L.P. invests mainly in distressed securities.

(d)	Everest L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Everest L.P. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Everest L.P. owns 1,176,699 shares of common stock, which are held by Everest L.P. The funds for the purchase of common stock held by Everest L.P. came from capital contributions to Everest L.P. by its partners. No funds were borrowed to finance the purchase.

Item 4. Purpose of Transaction.

Everest L.P. purposes and plans are as follows:

  An extraordinary corporate transaction, reorganization or liquidation, involving the issuer.
  A Possible change in the present board of directors or management of the issuer.
  Possible sale of the issuer’s IP and plans to stop issuing new TADs.

Item 5. Interest in Securities of the Issuer.

(a)	Everest L.P. holds 1,176,699 shares of common stock, which represent 9.9% of the outstanding Common shares.

(b)	Everest L.P. has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 1,176,699 shares of common stock.

(c)	N/A

CUSIP NO: 00507P102	Schedule 13D

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares held by Everest L.P except for Everest L.P.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities
of the Issuer.

Everest L.P. does not have any contract, arrangement, understanding or relationship with any person with respect to the common stock.

Item 7. Material to be Filed as Exhibits.

None

Signature.     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 07.24.03	BY: /S/ Elchanan Maoz ____________________ Elchanan Maoz CEO